1 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Financial Statements Years ended February 3, 2024 and January 28, 2023 (With Independent Auditors’ Report Thereon)

2 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Financial Statements February 3, 2024 and January 28, 2023 Table of Contents Page(s) Independent Auditors’ Report 3 Consolidated Statements of Comprehensive Income 5 Consolidated Balance Sheets 6 Consolidated Statements of Member’s Equity 7 Consolidated Statements of Cash Flows 8 Notes to the Consolidated Financial Statements 9

KPMG LLP Suite 1400 2323 Ross Avenue Dallas, TX 75201-2721 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report The Board of Managers Penney Intermediate Holdings LLC: Opinion We have audited the consolidated financial statements of Penney Intermediate Holdings LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of February 3, 2024 and January 28, 2023, and the related consolidated statements of comprehensive income, member’s equity, and cash flows for the fiscal years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Dallas, Texas April 5, 2024

5 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Statements of Comprehensive Income Years Ended (In millions) February 3, 2024 January 28, 2023 Total net sales $ 6,928 $ 7,601 Credit income 279 358 Total revenues 7,207 7,959 Costs and expenses/(income): Cost of goods sold (exclusive of depreciation and amortization shown separately below) 4,352 4,927 Selling, general and administrative 2,539 2,511 Depreciation and amortization 165 216 Real estate and other, net (3) (7) Restructuring, impairment, store closing and other costs 50 27 Total costs and expenses 7,103 7,674 Operating income 104 285 Net interest expense 69 63 Income before income taxes 35 222 Income tax expense 5 1 Net income $ 30 $ 221 Other comprehensive income: Currency translation adjustment (1) (2) Comprehensive income $ 29 $ 219 See the accompanying notes to the Consolidated Financial Statements.

6 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Balance Sheets (In millions) February 3, 2024 January 28, 2023 Assets Current assets: Cash and cash equivalents $ 368 $ 151 Merchandise inventory 1,590 1,841 Prepaid expenses and other assets 151 211 Total current assets 2,109 2,203 Property and equipment, net 1,074 924 Operating lease assets 1,697 1,625 Financing lease assets 80 83 Other assets 241 285 Total assets $ 5,201 $ 5,120 Liabilities and member’s equity Current liabilities: Merchandise accounts payable 383 264 Other accounts payable and accrued expenses 420 508 Current operating lease liabilities 74 70 Current financing lease liabilities 3 4 Current portion of long-term debt 9 11 Total current liabilities 889 857 Noncurrent operating lease liabilities 1,879 1,804 Noncurrent financing lease liabilities 89 88 Long-term debt 476 483 Other liabilities 105 149 Total liabilities 3,438 3,381 Member’s equity Member’s contributions 300 300 Profits interest plan 6 3 Accumulated other comprehensive loss (5) (4) Reinvested earnings 1,462 1,440 Total member’s equity 1,763 1,739 Total liabilities and member’s equity $ 5,201 $ 5,120 See the accompanying notes to the Consolidated Financial Statements.

7 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Statements of Member’s Equity (In millions) Member’s contributions/ (distributions) Profits interest plan grants/ (distributions) Accumulated other comprehensive income/ (loss) Reinvested earnings Total member's equity January 29, 2022 $ 300 $ 1 $ (2) $ 1,317 $ 1,616 Member tax distributions — — — (98) (98) Net income — — — 221 221 Currency translation adjustment — — (2) — (2) Profits interest plan grants — 2 — — 2 January 28, 2023 $ 300 $ 3 $ (4) $ 1,440 $ 1,739 Member tax distributions — — — (8) (8) Net income — — — 30 30 Currency translation adjustment — — (1) — (1) Profits interest plan grants — 3 — — 3 February 3, 2024 $ 300 $ 6 $ (5) $ 1,462 $ 1,763 See the accompanying notes to the Consolidated Financial Statements.

8 PENNEY INTERMEDIATE HOLDINGS LLC Consolidated Statements of Cash Flows Years Ended (In millions) February 3, 2024 January 28, 2023 Cash flows from operating activities: Net income $ 30 $ 221 Adjustments to reconcile net income to net cash provided by operating activities: Gain on asset disposition (3) (6) Restructuring, impairment, store closing and other costs, non-cash 18 (5) Gain on insurance proceeds received for damage to property and equipment — (1) Depreciation and amortization 165 216 Change in cash from operating assets and liabilities: Merchandise inventory 240 (188) Prepaid expenses and other assets 57 47 Merchandise accounts payable 114 (50) Other accounts payable, accrued expenses and other liabilities (68) (150) Net cash provided by operating activities 553 84 Cash flows from investing activities: Capital expenditures (318) (246) Proceeds from sale of real estate assets 4 17 Insurance proceeds received for damage to property and equipment — 2 Net cash used by investing activities (314) (227) Cash flows from financing activities: Payments of long-term debt (10) — Proceeds from borrowings under revolving credit facility 389 366 Payments of borrowings under revolving credit facility (389) (366) Member tax distributions (8) (98) Repayments of principal portion of finance leases (4) (4) Net cash used by financing activities (22) (102) Net increase (decrease) in cash and cash equivalents 217 (245) Cash and cash equivalents at beginning of period 151 396 Cash and cash equivalents at end of period $ 368 $ 151 Supplemental non-cash investing and financing activity: Accrued capital expenditures $ 20 $ 21 See the accompanying notes to the Consolidated Financial Statements.

9 PENNEY INTERMEDIATE HOLDINGS LLC Notes to Consolidated Financial Statements 1. Basis of Presentation and Consolidation Formation and structure Penney Intermediate Holdings LLC and its subsidiaries (the Company), formed on October 22, 2020, is the direct subsidiary of Penney Holdings LLC (“Holdings”), a direct subsidiary of Copper Retail JV LLC (“Copper”), a Delaware limited liability company. The assets of Copper and Holdings consist solely of the 100% ownership in each direct subsidiary. Copper and its related legal entity structure were formed to acquire certain operating assets and related liabilities of J.C. Penney Company, Inc. ("JCPenney") on December 7, 2020 (the acquisition date). All acquired assets and liabilities of JCPenney are owned and operated by the Company and its subsidiaries. Copper is a joint venture also formed on October 22, 2020 and initially owned 50% each by Simon Property Group, L.P.(“Simon”) and Brookfield Asset Management Inc. (“Brookfield”). Through the date of acquisition, Simon and Brookfield each contributed $150 million in member capital contributions that were contributed through Holdings to the Company. Subsequent to the acquisition date, Simon and Brookfield sold 16.67% of the outstanding membership interest in Copper to Authentic Brands Group, LLC (“ABG”). Nature of Operations The JCPenney brand was founded by James Cash Penney in 1902. JCPenney is the shopping destination for America's diverse, working families. With inclusivity at its core, the Company's product assortment meets customers' everyday needs and helps them commemorate every special occasion with style, quality and value. JCPenney offers a broad portfolio of fashion, apparel, home, beauty and jewelry from national and private brands and provides personal services including salon, portrait and optical. The Company and its 50,000 associates worldwide serve customers where, when and how they want to shop. JCPenney continues to evolve as an omnichannel retailer operating through 663 department stores in 49 states and Puerto Rico, and through the Company's eCommerce website at jcp.com and the mobile application. In 2022, JCPenney celebrated 120 years as an iconic American brand by continuing its legacy of connecting with customers through shopping and community engagement. Basis of Presentation and Consolidation The Consolidated Financial Statements present the results of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. Certain amounts were reclassified to conform with current year presentation. Fiscal Year The Company’s fiscal year consists of the 52-week period ending on the Saturday closest to January 31. Every sixth year, the Company's fiscal year consists of 53 weeks ending on the Saturday closest to January 31. Unless otherwise stated, references to 2023 and 2022 in this report relate to fiscal year rather than calendar year. Fiscal 2023 was a 53-week year ending February 3, 2024. Fiscal 2022 was a 52-week year ending January 28, 2023. Use of Estimates and Assumptions The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires the use of assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts. 2. Significant Accounting Policies Revenue Contracts with customers primarily consist of sales of merchandise and services at the point of sale, sales of gift cards to a customer for a future purchase, customer loyalty rewards that provide discount rewards to customers based on purchase activity, and certain licensing and profit sharing arrangements involving the use of the Company's intellectual property by others. Revenue includes Total net sales and Credit income. Credit income encompasses the revenue earned from the agreement with Synchrony Financial Services Company ("Synchrony") associated with the Company's branded credit card program. Merchandise and Service Sales Total net sales are generally recorded when payment is received and the customer takes control of the merchandise and are reported net of sales tax. Service revenue is recorded at the time the customer receives the benefit of the service, such as salon,

10 portrait and optical. Shipping and handling fees charged to customers are also included in total net sales with corresponding costs recorded as cost of goods sold. Net sales are not recognized for estimated future returns which are estimated based primarily on historical return rates and sales levels. Gift Card Revenue At the time gift cards are sold a performance obligation is created and no revenue is recognized; rather, a contract liability is established for the obligation to provide a merchandise or service sale to the customer for the face value of the card. The contract liability is relieved, and a net sale is recognized when gift cards are redeemed for merchandise or services. The Company recognizes revenue for unredeemed gift cards ("gift card breakage") over the expected redemption period of gift cards. Breakage is estimated based on historical redemption patterns and the estimates can vary based on changes in the usage patterns of customers. Customer Loyalty Rewards Customers who spend a certain amount using the Company's branded credit card or registered loyalty card receive points that accumulate towards earning JCPenney Rewards certificates, which are redeemable for a discount on future purchases. Points earned by a loyalty customer do not expire as long as another purchase is made within the next 12 months, however, any certificates earned expire two months from the date of issuance. The Company accounts for customer loyalty rewards by deferring a portion of sales to loyalty points expected to be earned towards a reward certificate, and then recognizes the reward certificate as revenue when used by the customer in connection with a merchandise or service sale. The points earned toward a future reward are valued at their relative standalone selling price based on historical redemption patterns. Licensing Agreements The Company's branded credit card program is owned and serviced by Synchrony. Under the agreement, periodic cash payments are received from Synchrony based upon the customer's usage of the program’s credit cards and performance of the credit card receivable asset. The Company supports the program by providing marketing promotions designed to increase the use of the card, including enhanced rewards offers for cardholders. Additionally, payments on account are accepted in stores for the convenience of cardholders who prefer to pay in person. Revenue related to this agreement is recognized over the time the Company has fulfilled deliverables and is recorded in Credit income. Principal Versus Agent Principal versus agent considerations are assessed depending on control of the good or service before it is transferred to the customer. When the Company is the principal and has control of the specified good or service, the gross amount of consideration to which the Company expects to be entitled for that specified good or service is recorded as a net sale. In contrast, when the Company is the agent and does not have control of the specified good or service, the fee or commission to which the Company expects to be entitled to for the agency service is recorded as a net sale. In certain instances, the fee or commission might be the net amount retained after paying the supplier. Cost of Goods Sold (Exclusive of Depreciation and Amortization) Cost of goods sold includes costs directly related to bringing merchandise to its final selling destination. These costs include the cost of the merchandise (net of discounts or allowances earned), sourcing and procurement costs, buying and brand development costs, including buyers’ salaries and related expenses, royalties and design fees, freight costs, import duties, warehouse operating expenses, merchandise examination, inspection and testing, store merchandise distribution center expenses, including rent, and shipping and handling costs incurred on eCommerce sales. Vendor Allowances The Company receives vendor support in the form of cash payments or allowances for a variety of reimbursements such as cooperative advertising, markdowns, vendor shipping and packaging compliance, defective merchandise, purchase of vendor specific fixtures and other vendor contributions. Agreements are in place with each vendor setting forth the specific conditions for each allowance or payment. Depending on the arrangement, the Company will either recognize the allowance as a reduction of current costs or defer the payment over the period the related merchandise is sold. If the payment is a reimbursement for costs incurred, it is generally offset against those related costs; otherwise, it is treated as a reduction to the cost of merchandise. Vendor compliance credits are reimbursements for incremental merchandise handling expenses incurred due to a vendor’s failure to comply with established shipping or merchandise preparation requirements. Vendor compliance credits are recorded as a reduction of Cost of goods sold in the Consolidated Statements of Comprehensive Income. Selling, General and Administrative Expenses (SG&A) SG&A expenses include the following costs, except as related to merchandise buying, sourcing, warehousing, or distribution activities: salaries, marketing costs, occupancy and rent expense, utilities and maintenance, costs related to information technology, administrative costs related to corporate, district and regional operations, real and personal property and other taxes (excluding income taxes) and credit/debit card fees.

Advertising
Advertising costs, which include, television, internet search marketing, direct mail, radio, and other media advertising, are expensed either as incurred or the first time the advertisement occurs. The Company offsets cooperative advertising allowances against the related advertising expense, which is included in selling, general, and administrative expenses to the extent it is possible to identify the related cost incurred on a supplier-specific basis. If the allowance exceeds the advertising cost incurred on a supplier specific basis, then the excess allowance is recorded as a reduction of merchandise cost. Total advertising costs, net of cooperative advertising vendor reimbursements, were $410 million in fiscal 2023 and $407 million in fiscal 2022.

Income Taxes
The Company is a single member Limited Liability Company (LLC) and, therefore, a disregarded entity for U.S. federal and state income tax purposes. However, some states impose income type taxes on LLC's. Accordingly, no federal income tax provision, a limited state income tax provision and a foreign income tax provision have been made in the Company's financial statements.

The Company's subsidiaries account for their respective legal entity-level state and foreign income tax provision, which is comprised primarily of the entity-level Texas Gross Margin tax and foreign income taxes incurred by its foreign and Puerto Rico subsidiaries. Such income taxes are accounted for using the asset and liability method and the related expense (benefit) is recorded in Income tax expense (benefit) in the Consolidated Statements of Comprehensive Income.

Certain states impose franchise and gross receipts taxes at the entity level. These non-income taxes are accounted for within SG&A in the Consolidated Statements of Comprehensive Income.

Cash and Cash Equivalents
Cash and cash equivalents represent cash in banks, short-term investments, and cash in transit, which include credit card sales transactions that are settled early in the following period.

Merchandise Inventory
Inventories are valued at the lower of cost (using the first-in, first-out or "FIFO" method) or market (using the retail inventory method (RIM)). Under RIM, retail values of merchandise groups are converted to a cost basis by applying the specific average cost-to-retail ratio related to each merchandise grouping.

Shrinkage accruals have been estimated as a percent of sales based on historical shrinkage experience. Physical inventory counts for stores are taken at least annually and cycle count activities for distribution centers and regional warehouses are executed on a daily basis. Inventory records and shrinkage accruals are adjusted based on the actual results from physical inventories and cycle counts.

Property and Equipment, Net

($ in millions)	Estimated Useful Lives (Years)	February 3, 2024	January 28, 2023
Land	N/A	$ 188	$ 188
Buildings	25	450	396
Furniture and equipment	5	314	242
Leasehold improvements (1)	8	366	276
Accumulated depreciation (2)		(244)	(178)
Property and equipment, net (3)		$ 1,074	$ 924

(1) *Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the term of the lease, including renewals determined to be reasonably certain.*

(2) *Depreciation and amortization expense for property and equipment was $119 million and $149 million in fiscal 2023 and 2022, respectively. Additionally, during fiscal years 2023 and 2022, the Company retired $55 million and $137 million, respectively, of fully depreciated assets.*

(3) *Property and equipment, net includes construction in progress (CIP) of $69 million and $67 million in fiscal 2023 and fiscal 2022, respectively.*

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12 Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by using the straight-line method over the estimated useful lives of the related assets. The Company expenses routine maintenance and repairs when incurred and capitalizes major replacements and improvements. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the respective accounts and any resulting gain, loss, or impairment is included in net income/(loss). The Company recognizes a liability for conditional asset retirement obligations, which are primarily related to asbestos removal, when probable and if the liability’s fair value can be reasonably estimated. Capitalized Software Costs The Company capitalizes costs associated with the acquisition or development of major software for internal use in other assets in the Consolidated Balance Sheets and amortizes the asset over the expected useful life of the software, generally between three and seven years. The Company only capitalizes subsequent additions, modifications, or upgrades to internal-use software to the extent that such changes allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed as incurred. Impairment of Long-Lived and Indefinite-Lived Assets Long-lived assets such as store property and equipment and other corporate assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or overall business strategies. Assets or asset groups that trigger an impairment review are tested for recoverability by comparing the estimated undiscounted cash flows expected to result from the use of the asset plus any net proceeds expected from disposition of the asset to the carrying value of the asset. If the asset or asset group is not recoverable on an undiscounted cash flow basis, the amount of the impairment loss is measured by comparing the carrying value of the asset or asset group to its fair value and depending on the transaction any loss is included in Restructuring, impairment, store closing and other costs in the Consolidated Statements of Comprehensive Income. Fair value is estimated based on either a projected discounted cash flow method using a discount rate that is considered commensurate with the risk inherent in the current business model or appraised value, as appropriate. Other factors are taken into consideration in estimating the fair value of the stores, such as local market conditions, operating environment, mall performance and other trends. The recoverability of indefinite-lived intangible assets is assessed at least annually during the fourth quarter of the fiscal year or whenever events or changes in circumstances indicate that the carrying amount of the indefinite-lived intangible asset may not be fully recoverable. Examples of a change in events or circumstances include, but are not limited to, a decrease in the market price of the asset, a history of cash flow losses related to the use of the asset or a significant adverse change in the extent or manner in which an asset is being used. Indefinite-lived intangible assets are tested utilizing the relief from royalty method to determine the estimated fair value for each indefinite-lived intangible asset. The relief from royalty method estimates the theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections, and terminal value rates. No material impairments were recorded for the year ended February 3, 2024. No impairments were recorded for the year ended and January 28, 2023 . Leases At the lease commencement date, based on certain criteria, the Company determines if a lease is classified as an operating lease or financing lease and then recognize a right-of-use lease asset and lease liability on the Consolidated Balance Sheet for all leases (with the exception of leases that have a term of twelve months or less). The lease liability is measured as the present value of unpaid lease payments measured based on the reasonably certain lease term and corresponding discount rate. The initial right-of-use lease asset is measured as the lease liability plus certain other costs and is reduced by any tenant allowances collected from the lessor. The Company assumed certain leases as part of the acquisition of J.C. Penney’s retail and operating assets. Assumed leases were measured on the acquisition date as if they were new leases using the incremental borrowing rate as of the acquisition date, including re-assessing the remaining lease term considering options to extend or terminate the lease. Leases that were modified during the period were re-assessed for lease classification using the modified terms and conditions. The right-of-use asset was initially measured at an amount equal to the lease liability, adjusted for favorable or unfavorable terms of the lease when compared with market terms. Therefore, the right-of-use asset was adjusted downward for any net unfavorable adjustment and will be amortized over the lease term.

13 Lease payments include fixed and in-substance fixed payments, variable payments that depend on an index/rate initially measured using the index/rate at the commencement date, and termination penalties. Lease payments do not include variable lease components other than those that depend on an index or rate or any payments not considered part of the lease (i.e. payment of the lessor’s real estate taxes and insurance). Payments not considered lease payments are expensed as incurred. Some leases require additional payments based on sales and the related contingent rent is recorded as rent expense when the payment is probable. As a policy election, fixed lease payments and all related other fixed payments (i.e., common area maintenance) are considered as one component of a lease. The reasonably certain lease term includes the non-cancelable lease term and any renewal or termination option periods where there are economically compelling reasons for future exercise. The discount rate used in present value calculations is the rate implicit in the lease, when known, or the Company's estimated incremental borrowing rate. The incremental borrowing rate is estimated based on secured borrowings and credit risk relative to the time horizons of other publicly available data points that are consistent with the respective lease term. Whether an operating lease or a finance lease, the lease liability is amortized over the lease term at a constant periodic interest rate. The right-of-use assets related to operating leases are amortized over the lease term on a basis that renders a straight-line amount of rent expense which encompasses the amortization and interest component of the lease. With the occurrence of certain events, the amortization pattern for an operating asset is adjusted to a straight-line basis over the remaining lease term. The right-of-use asset related to a finance lease is amortized on a straight-line basis over the lease term. Rent on short-term leases is expensed on a straight-line basis over the lease term. When a lease is modified or there is a change in lease term, it is assessed for any change in lease classification and the lease liability is remeasured with a corresponding increase or decrease to the right-of-use asset. Exit or Disposal Activity Costs Costs associated with exit or disposal activities are recorded when a liability has been incurred. Severance is recorded over the service period required to be rendered in order to receive the termination benefits. If employees will not be required to render future service, the cost is recognized when communication has occurred to the affected employees, or recognized when the likelihood of future payments is probable and reasonably estimable if paid under an ongoing benefit arrangement. Other exit costs are accrued when incurred. 3. Effect of New Accounting Standards There have been no recent accounting pronouncements issued that will have a material impact to our business. 4. Revenue Contracts with customers primarily consist of sales of merchandise and services at the point of sale, sales of gift cards to a customer for a future purchase, customer loyalty rewards that provide discount rewards to customers based on purchase activity, and certain licensing and profit-sharing arrangements involving the use of the Company's intellectual property by others. Revenue includes Total net sales and Credit income. Net sales are categorized by merchandise product groupings as the Company believes it best depicts the nature, amount, timing and uncertainty of revenue and cash flow. The components of Total net sales for the years ended February 3, 2024 and January 28, 2023 were as follows: Year Ended February 3, 2024 January 28, 2023 Women’s apparel, accessories, and footwear 35% 34 % Men’s apparel, accessories, and footwear 24% 24 % Jewelry, handbags, and beauty 14% 15 % Home, services and other 18% 18 % Kid's apparel, footwear, and toys 9% 9 % Total net sales 100% 100 % Credit income encompasses the revenue earned from the agreement with Synchrony associated with the Company's branded credit card program.

14 The Company has contract liabilities associated with the sales of gift cards and the customer loyalty program. The liabilities are included in Other accounts payable and accrued expenses in the Consolidated Balance Sheets and were as follows: (In millions) February 3, 2024 January 28, 2023 January 29, 2022 Gift cards $ 51 $ 76 $ 95 Loyalty rewards 31 32 32 Total contract liability $ 82 $ 108 $ 127 The Company has contract liabilities including consideration received for gift card and loyalty related performance obligations which have not been satisfied as of the balance sheet date. During the years ended February 3, 2024 and January 28, 2023, the Company recorded $45 million and $47 million, respectively, in revenue that was previously included in the contract liability balances of $108 million and $127 million at January 28, 2023 and January 29, 2022, respectively. The remaining change is gift cards and loyalty rewards issued during the current period but not redeemed. 5. Related Party Agreements and Transactions Lease Agreements The Company is party to lease agreements in 60 stores with Simon and Brookfield directly or with mall ventures where Simon or Brookfield is a related party. The Company also made payments for common area maintenance and other costs in 73 additional stores to malls where Simon or Brookfield is a related party. The following table summarizes the payments made in fiscal 2023 and fiscal 2022. Year Ended (In millions) February 3, 2024 January 28, 2023 Simon property group $ 31 $ 25 Brookfield asset management 23 27 Total $ 54 $ 52 Licensing and Sourcing Agreements The Company is party to a licensing representation agreement and a sourcing agreement with ABG. Under the licensing representation agreement, ABG is the Company’s exclusive licensing agent for the purpose of identifying, sourcing, negotiating, drafting, and managing certain intellectual property, and earns a commission on net revenue received by the Company under such license agreements. As of February 3, 2024, no commissions were payable to ABG. Under the sourcing agreement, the Company is obligated to purchase on a good faith efforts basis certain ABG licensed product and ABG earns a royalty on sales of such products. During the years ended February 3, 2024 and January 28, 2023, royalty and related payments in respect of ABG licensed products totaled $12.3 million and $5.6 million, respectively, which were primarily related to royalty payments and marketing fees. Other As compensation for their work, the Company incurred $0.6 million in fees in fiscal 2023 and fiscal 2022 for the individuals who serve on the Board of Members. These individuals are employees of Simon, Brookfield and ABG. 6. Other Assets (In millions) February 3, 2024 January 28, 2023 Indefinite-lived intangible assets, net $ 113 $ 113 Capitalized software, net 99 91 Revolving credit facility unamortized costs, net 17 22 Other 12 59 Total $ 241 $ 285 Indefinite-lived intangible assets primarily consist of one exclusive brand as well as other private label brands developed by the Company.

15 7. Other Accounts Payable and Accrued Expenses (In millions) February 3, 2024 January 28, 2023 Accrued salaries, vacation and bonus $ 97 $ 100 Gift cards and loyalty awards 82 108 Taxes other than income taxes 59 67 Advertising 21 25 Occupancy and rent related 33 24 Current portion of workers’ compensation and general liability self-insurance 18 21 Other 110 163 Total $ 420 $ 508 At the end of fiscal 2023 and 2022, Other included sales return reserve, accrued capital expenditures, restructuring liability, and other accrued expenses. 8. Other Liabilities (In millions) February 3, 2024 January 28, 2023 Long-term portion of workers’ compensation and general liability insurance $ 79 $ 69 Adjustment on asset held in escrow — 47 Other 26 33 Total $ 105 $ 149 At the end of fiscal 2023 and 2022, Other included environmental reserves and deferred revenue associated with private label credit card programs. 9. Fair Value Disclosures In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows: • Level 1 — Quoted prices in active markets for identical assets or liabilities. • Level 2 — Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. • Level 3 — Significant unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. Other Financial Instruments Carrying values and fair values of financial instruments that are not carried at fair value in the Consolidated Balance Sheets are as follows: As of February 3, 2024 As of January 28, 2023 (In millions) Carrying Amount Fair Value Carrying Amount Fair Value Total debt, excluding unamortized debt issuance $ 489 $ 489 $ 500 $ 500 Based on the recent issuance of the Company's debt and current performance, the fair value of the Company's debt (classified as Level 3) approximates its carrying amount in all material respects. As of February 3, 2024, the fair values of cash and cash equivalents, accounts payable and short-term borrowings approximate their carrying values due to the short-term nature of these instruments. Concentrations of Credit Risk The Company has no significant concentrations of credit risk.

10. Revolving Credit Facility

During the fourth quarter of fiscal 2021, the Company completed a refinancing of its asset-based revolving credit facility. As a result of the refinancing, the Company currently has a $1.75 billion senior secured asset-based revolving credit facility ("Revolving Credit Facility") due December 16, 2026. The Revolving Credit Facility is secured by a perfected first-priority security interest in substantially all eligible credit card receivables, inventory and eligible cash. The Revolving Credit Facility is available for general corporate purposes, including the issuance of letters of credit.

The Company had no borrowings outstanding under the Revolving Credit Facility at the end of fiscal 2023. The facility is subject to a borrowing base and at the end of fiscal 2023, the Company had $1.75 billion available for borrowing with none outstanding and $0.2 billion reserved for outstanding standby letters of credit. After taking into account minimum availability requirements, the Company had $1.4 billion available for future borrowings.

Pricing under the Revolving Credit Facility is tiered based on utilization. As of the end of the fiscal period, the applicable interest rates were SOFR plus 1.6% or Prime Rate plus 0.5%. The applicable rate for standby letters of credit was 1.5%, while the required unused commitment fee was 0.250% for the unused portion of the Revolving Credit Facility.

11. Long-Term Debt

$340 Million ABL Term Loan

During the fourth quarter of fiscal 2021, the Company completed a refinancing of the $300 million FILO Term Loan. The result of the refinancing was a $340 million ABL Term Loan which will mature on December 16, 2026. The ABL Term Loan is secured by real estate, inventory, credit card receivables, and intellectual property. The ABL Term Loan is subject to a borrowing base and bears interest at a rate of SOFR plus 6.60%. In January 2023 the Company started making required quarterly principal repayments of $2.1 million, for a total principal repayment of $10.6 million.

$160 Million ABL FILO Loan

In connection with the refinancing, the Company entered into a $160 million ABL FILO Loan which will mature on December 16, 2026. The ABL FILO Loan is subject to a borrowing base. Pricing on the ABL FILO Loan is tiered based on the utilization under the Revolving Credit Facility. As of the end of the fiscal period, the applicable interest rates were SOFR plus 2.85% or Prime Rate plus 1.75%. The Company is not required to make principal repayments until the maturity date.

Long-Term Debt balances are shown in the table below:

($ in millions)	**February 3, 2024**	**January 28, 2023**
Issue:		
ABL Term Loan	$ 329	$ 340
ABL FILO Loan	160	160
Total debt	489	500
Unamortized debt issuance costs	(4)	(6)
Less: current maturities	(9)	(11)
Total long-term debt	$ 476	$ 483
Weighted-average interest rate at year end	10.7%	9.7%
Weighted-average maturity (in years)	2.9 years	3.9 years

Scheduled Annual Principal Payments on Long-Term Debt:

(In millions)	**2023**
2024	$ 6
2025	9
2026	474
Thereafter	—
Total	$ 489

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17 12. Member’s Equity Member’s Contributions The Company is wholly owned by Penney Holdings LLC, a direct subsidiary of Copper. The initial capital contribution from Penney Holdings LLC to the Company consisted of a $300 million cash contribution. Member’s Tax Distributions In fiscal 2023 and 2022, the Company distributed $8 million and $98 million, respectively, to members related to their respective share of estimated income taxes. Profits Interest Awards In October 2021, Penney Management Holdings LLC (“Penney”) was formed to hold Profits Interest Awards as defined in the Penney Management Holdings LLC Equity Incentive Plan (“Equity Incentive Plan”) to attract and retain officers, directors, employees, and consultants to participate in the long-term growth and financial success of Copper. The awards were granted for the first time on November 15, 2021, to certain members of management in the form of Class B-1 (“Time-Vested Awards”) and B-2 (“Performance Awards”) membership interests in Penney, in aggregate “Class B” awards. The Equity Incentive Plan, among other things, established the ownership of certain membership units and defined the distribution rights and allocations of profits and losses associated with those membership units. Class B awards are subject to both service and performance vesting conditions and will share in the appreciation of invested capital after Copper’s Class A members receive the agreed upon return of their invested capital. The Class B awards have no voting rights or board of member representation. Time-Vested Awards granted during fiscal 2023 will vest annually at the rate of 20% per year over five years with the first vesting occurring February 1, 2024. Awards granted during fiscal 2022 will vest 25% per year for four years with the first vesting occurring February 1, 2023. The Awards are payable at the time of a Corporate Transaction (i.e., change in control, a significant sale or recapitalization or an initial public offering) and are also permitted to be redeemed with Penney at fair market value beginning six months after the final vesting date. All outstanding Time-Vested Awards shall 100% vest immediately prior to the effective date of a change in control, as defined by the equity awards agreement. Performance Awards will vest based on the return on invested capital multiple that is achieved as defined by the equity awards agreement. The amount that can be realized by the recipient of the Performance Awards will vary based on specified multiples that are designed to increase in proportion to the increase in the underlying multiple. These Awards are payable at the time of a Corporate Transaction and are also permitted to be redeemed with Penney at fair market value beginning on April 30, 2029 and April 30, 2030 for awards granted in fiscal 2022 and 2023, respectively, if the participant is still employed by the Company on that date. Vesting will not occur unless a minimum performance criteria threshold is achieved. For both the Time-Vested and Performance Units, if the grantees’ continuous service terminates for any reason, the grantee shall forfeit all right, title, and interest in and to any unvested units as of the date of such termination, unless the grantees’ continuous service period is terminated by the Company without cause within the six-month period prior to the date of consummation of the change in control. In addition, the grantee shall forfeit all right, title, and interest in and to any vested units if the grantee is terminated for cause, breaches any post-termination covenants, or fails to execute any general release required to be executed. The Performance Units are also subject to certain performance criteria which may cause the units not to vest. As of February 3, 2024, Penney had approximately 23.6 million units outstanding and 9.7 million total Profit Interest Units reserved for issuance under the equity plan. The Class B awards issued to Penney’s management have been classified as equity awards and the share-based compensation expense is recognized based on the grant date fair value of the awards. On February 3, 2024, the applicable hurdle rate for these Class B performance units was not met. The Company determined the fair value of each award on the date of grant using the Black-Scholes Option Pricing Model for the Time-Vested units and the Monte Carlo Simulation model for the Performance-based units with the following assumptions used for the grants issues for the year ended February 3, 2024:

	2023 Grants	
	2023 Time Based	2023 Performance Based
Expected term (in years)	5	7
Risk-free interest rate	4-5 %	4-5 %
Expected volatility	56-58 %	52-54 %
Expected dividend yield	— %	— %

The expected term of the incentive units is based on expected future employee service. The risk-free rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of guideline public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own shares to calculate expected volatility. As of February 3, 2024, the Company does not intend to pay dividends or distributions in the future other than for distributions related to member tax obligations.

The Company recorded total compensation expense of $2.2 million and $2.3 million related to the awards granted for the year ended February 3, 2024 and January 28, 2023, respectively. As of February 3, 2024, the Company has unrecognized compensation expense of $7.5 million related to unvested time and performance units which will be recognized over the weighted average period of 3.7 years.

	TIME BASED AWARDS		PERFORMANCE BASED AWARDS		TOTAL LTIP PROFITS INTEREST	
(in thousands)	Profits Interest Units	Weighted Average Grant Date Fair Value	Profits Interest Units	Weighted Average Grant Date Fair Value	Profits Interest Units	Weighted Average Grant Date Fair Value
Outstanding, January 29, 2022	14,102	0.49	7,568	0.42	21,670	0.46
Granted	943	1.10	1,362	1.18	2,305	1.15
Forfeited	(229)	0.77	(706)	0.60	(935)	0.64
Outstanding, January 28, 2023	14,816	0.52	8,224	0.53	23,040	0.52
Granted (4/2/2023 & 9/29/2023)	187	1.41	632	1.50	819	1.48
Forfeited	—	0.00	(280)	0.42	(280)	0.42
Outstanding, February 3, 2024	15,003	0.53	8,576	0.60	23,579	0.56

13. Restructuring, Impairment, Store Closing & Other

In fiscal 2023 and 2022, the Company recorded $50 million and $27 million, respectively, in Restructuring, impairment, store closing, and other costs in the Consolidated Statements of Comprehensive Income. The components of these costs primarily include: wind down of Sephora and launch of JCP Beauty in both fiscal years, severance costs in fiscal 2023, and consulting fees for new strategic initiatives primarily related to eCommerce in fiscal 2022. These costs were partially offset by the reversal of certain contingent liabilities related to the acquisition that were previously accrued.

The following table summarizes changes in the restructuring liability recorded in the Consolidated Balance Sheets:

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19 (In millions) Restructuring Liability Balance- January 29, 2022 $ 19 Payments and reversals (7) Additions 1 Balance- January 28, 2023 13 Payments and reversals (13) Additions 9 Balance- February 3, 2024 $ 9 14. Leases The Company conducts a major part of its operations from leased premises (building or land) that include retail stores, store distribution centers, warehouses, offices, and other facilities. Almost all leases include renewal options where the Company can extend the lease term. The Company also rents or subleases certain real estate to third parties. Lease contracts do not contain any purchase options or residual value guarantees. Copper has Master Lease Agreements for 160 retail stores (RMLA) and 6 distribution centers (DCMLA). Landlords under the Master Lease Agreements were formed by a group of JCPenney first lien lenders for the purposes of acquiring the 160 retail stores and 6 distribution centers from JCPenney as part of its chapter 11 plan for reorganization. Under the Master Lease Agreements, the Company leases the retail locations and distribution centers for a base term of 20 years beginning December 7, 2020. A net unfavorable adjustment of $183 million was recorded as of the acquisition date for off-market terms, primarily as a result of the duration of the lease term, which reduced the right-of-use assets related to leases under the Master Lease Agreements. In fiscal 2023 and fiscal 2022, approximately $10 million and $9 million respectively was recorded as a reduction to SG&A in the Consolidated Statements of Comprehensive Income related to this adjustment. During fiscal 2023, 3 store locations were sold subject to the leasehold interest to third parties. The Company entered into lease agreements with respect to all 3 of these store locations with unrelated landlords, all on substantially the same terms as the RMLA. At February 3, 2024, there were 130 remaining retail stores under the RMLA. Leases (In millions) Classification February 3, 2024 January 28, 2023 Assets Operating Operating lease assets $ 1,697 $ 1,625 Financing Financing lease assets 80 83 Total lease assets $ 1,777 $ 1,708 Liabilities Current: Operating Current operating lease liabilities $ 74 $ 70 Finance Current financing lease liabilities 3 4 Noncurrent: Operating Noncurrent operating lease liabilities 1,879 1,804 Finance Noncurrent financing lease liabilities 89 88 Total lease liabilities $ 2,045 $ 1,966

Lease Cost

(In millions)	Classification	Year Ended February 3, 2024	Year Ended January 28, 2023
Operating lease cost	Selling, general and administrative expense	$ 279	$ 269
Variable lease cost	Selling, general and administrative expense	34	28
Finance lease cost:			
Amortization of lease assets	Depreciation and amortization	8	8
Interest on lease liabilities	Net interest expense	10	9
Rental income	Selling, general and administrative expense	(9)	(8)
Net lease cost		$ 322	$ 306

As of February 3, 2024, future lease payments were as follows:

(In millions)	Operating Leases	Financing Leases	Total
2024	$ 274	$ 12	$ 286
2025	266	15	281
2026	280	15	295
2027	273	15	288
2028	286	12	298
Thereafter	2,742	195	2,937
Total lease payments	4,121	264	4,385
Less: amounts representing interest	(2,168)	(172)	(2,340)
Present value of lease liabilities	$ 1,953	$ 92	$ 2,045

Lease term and discount rate are as follows:

	February 3, 2024	January 28, 2023
Weighted-average remaining lease term (years)		
Operating leases	15	16
Financing leases	20	18
Weighted-average discount rate		
Operating leases	11%	11%
Financing leases	11%	11%

Other information:

(In millions)	February 3, 2024	January 28, 2023
Cash paid for amounts included in the measurement of these liabilities		
Operating cash flows from operating leases	$ 284	$ 266
Operating cash flows from finance leases	10	9
Financing cash flows from finance leases	4	4

Leased operating asset obtained in exchange for new operating lease liabilities during fiscal 2023 were $158 million and leased financing asset obtained in exchange for new financing lease liabilities were $5 million.

15. Defined Contribution Plan

Participants in the Company's Safe Harbor 401(k) Plan aged 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contributions are equal to 100% of up to 5% of pay contributed by the employee, are credited to employees' accounts in accordance with their investment elections, and fully vest immediately. The expense for the plan, included in SG&A expenses in the Consolidated Statements of Comprehensive Income, was $33 million in fiscal 2023 and fiscal 2022.

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21 16. Supplemental Cash Flow Information Year Ended (In millions) February 3, 2024 January 28, 2023 Income taxes received/(paid), net $ (7) $ (2) Interest on long-term debt paid $ (61) $ (48) 17. Litigation and Other Contingencies The Company is subject to various legal and governmental proceedings involving routine litigation incidental to its business. While no assurance can be given as to the ultimate outcome of these matters, the Company currently believes that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on results of operations, financial position, liquidity or capital resources. 18. Subsequent Events The Company has evaluated subsequent events through April 5, 2024, the date the financial statements were issued.

PENNEY INTERMEDIATE HOLDINGS LLC Statement of Consolidated Adjusted EBITDA For the Twelve Months Ended February 3, 2024 (In millions) Net Income $ 30 Plus: Net interest expense 69 Income tax expense 5 Depreciation and amortization 165 Restructuring, impairment, store closing and other costs 50 Minus: Real estate and other, net (3) Consolidated adjusted EBITDA $ 316 Prepared in accordance with the definition of Consolidated Adjusted EBITDA per Section 1.1 of the Credit and Guaranty Agreement dated December 7, 2020.